Exhibit 99.1

Press Release	Source: Global Traffic Network, Inc.
Global Traffic Network, Inc. Reports Fiscal Third Quarter 2006 Operating Results
Monday May 15, 7:00 am ET
Quarterly Revenue Increases 22% over Fiscal Third Quarter 2005
Australia Revenue Increases 20% in U.S. Dollars, 26% in Australian Dollars
Start-up operations in Canada begin generating revenues
NEW YORK, May 15, 2006 (BUSINESS WIRE) — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its fiscal third quarter 2006 results.
Revenue for the three month period ended March 31, 2006, was $4.5 million compared to $3.7 million in 2005, an increase of 22 percent. The increase is attributable to continued demand for advertising on the Company’s radio network (traffic and news) in Australia, along with the addition of television advertising revenue in Australia and the initial advertising revenue attributable to radio traffic reports in Canada.
Operating, selling and general and administrative expenses in the fiscal third quarter were $5.5 million, an increase of 72 percent over $3.2 million in the previous year quarter. Increased expenses primarily related to the Company’s launch of radio news reporting services in Australia and traffic reporting services in Canada. The Company had contracted to provide news reports to ten radio stations in Australia and traffic reports to 35 radio stations in Canada at the time of launch.
Net loss for the three month period ended March 31, 2006, was $1.1 million, which was primarily due to increased costs from the introduction of radio news reporting in Australia and the Company’s expansion into Canada. This compares to net income of $303,000 in the previous year quarter.
Nine-Month Results
For the nine months ended March 31, 2006, the Company reported revenues of $13.9 million, which represents a 20 percent increase over revenues of $11.6 million reported in the previous year period.
Operating, selling and general and administrative expenses for the nine-month period were $15.2 million, an increase of 65 percent over $9.2 million in the previous year period. The increase in expenses was also primarily related to the roll-out of the Company’s radio news reporting services in Australia and the introduction of its traffic reporting services in Canada.
Net loss for nine months ending March 31, 2006, was ($1.8) million compared to net income of $1.5 million in the previous nine month period.
“Our third quarter results continue to show strong revenue growth in Australia, which is primarily attributable to our radio traffic reports,” said William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, Inc. “Going forward, we plan to leverage our fixed infrastructure in Australia to generate incremental revenue from the provision of radio news and television reports, which will provide us with additional advertising inventory and increased audience reach for our advertisers.”

“In Canada, we have begun operating in all seven of our initial contracted markets, and we are happy to report that advertiser reception has been positive,” continued Mr. Yde. “We believe that Canada represents a substantial growth market for our radio traffic reports and we remain confident that investing in this market will provide us with another continuing source of long-term revenue generation.”
“We are also pleased to have completed our IPO this quarter, which we believe gives us the capital we need to support continued investments in our Canadian operations and our introduction of additional services in Australia, and to execute on our long-term strategic plan,” added Mr. Yde.
Conference Call
Global Traffic Network will host a conference call at 8:30 a.m. EDT on May 15 to discuss its fiscal third quarter results and other relevant matters. To listen to the call, dial 888-459-5609 (domestic), or 973-321-1024 (international). The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, and operates seven traffic networks in Canada. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of -pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.GlobalTrafficNetwork.com
This press release contains statements that constitute forward-looking Statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our prospectus, that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise any forward-looking statements to reflect future events or circumstances.

Global Traffic Network, Inc.
Income Statement Detail

	Three months ended March 31,
	2006	2006	2006	2006	2005
	Australia	Canada	Corporate	Total	Australia
Net revenues	$4,440	$97	$—	$4,537	$3,715

Operating expenses
Traffic	2,374	568	—	2,942	2,223
News	885	—	—	885	—
TV	59	—	—	59	10
Selling, G&A	1,051	301	—	1,352	849
Corporate overhead	111	—	132	243	117
Non-cash compensation	—	—	5	5	—
Depreciation/amortization	136	20	—	156	71

Operating (loss) income	(176)	(792)	(137)	(1,105)	445
Interest expense	54	49	—	103	21
Other (income)	—	(3)	(30)	(33)	(12)

Net (loss) income before taxes	(230)	(838)	(107)	(1,175)	436

Income tax (benefit) expense	(67)	—	—	(67)	133

Net (loss) income	(163)	(838)	(107)	(1,108)	303

Global Traffic Network, Inc.
Income Statement Detail

	Nine months ended March 31,
	2006	2006	2006	2006	2005
	Australia	Canada	Corporate	Total	Australia
Net revenues	$13,776	$97	$—	$13,873	$11,557

Operating expenses
Traffic	7,005	705	—	7,710	6,342
News	2,645	—	—	2,645	—
TV	168	—	—	168	10
Selling, G&A	3,265	665	—	3,930	2,480
Corporate overhead	337	—	359	696	337
Non-cash compensation	—	—	5	5	—
Depreciation/amortization	390	24	—	414	194

Operating (loss) income	(34)	(1,297)	(364)	(1,695)	2,194
Interest expense	144	76	—	220	79
Other expense (income)	1	(4)	(56)	(59)	(16)

Net (loss) income before taxes	(179)	(1,369)	(308)	(1,856)	2,131

Income tax (benefit) expense	(47)	—	—	(47)	648

Net (loss) income	(132)	(1,369)	(308)	(1,809)	1,483

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	June 30,
	2006	2005
	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$15,988	$51
Accounts receivable net of allowance for doubtful accounts of $10 and $0 at March 31, 2006 and June 30, 2005	3,447	3,391
Prepaids and other current assets	381	54
Income tax receivable	36	—
Deferred tax assets	137	112

Total current assets	19,989	3,608
Property and equipment, net	3,426	2,724
Intangibles	21	21
Deferred offering costs	—	83
Deferred tax assets	80	73
Other assets	116	107

Total assets	$23,632	$6,616

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$1,345	$184
Accounts payable and accrued expenses	4,062	2,510
Deferred revenue	12	111
Income taxes payable	10	383
Due to related parties	—	4
Current portion of long term debt	531	295
Current portion of shareholder notes payable	2,000	22

Total current liabilities	7,960	3,509
Bank overdraft line of credit	—	1,097
Long term debt, less current portion	1,363	639
Other liabilities	202	175

Total liabilities	9,525	5,420
Common stock, $.001 par value; 100,000,000 shares authorized; 12,300,000 shares issued and outstanding as of March 31, 2006 and 3,684,603 shares issued and outstanding as of June 30, 2005	12	—
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of March 31, 2006 and June 30, 2005	—	—
Additional paid in capital	15,543	535
Accumulated other comprehensive income	253	320
(Accumulated deficit) retained earnings	(1,701)	341

Total shareholders’ equity	14,107	1,196

Total liabilities and shareholders’ equity	$23,632	$6,616

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$4,537	$3,715	$13,873	$11,557

Operating expenses	3,886	2,233	10,523	6,352
Selling, general and administrative expenses	1,600	966	4,631	2,817
Depreciation and amortization expense	156	71	414	194

Net operating (loss) income	(1,105)	445	(1,695)	2,194
Interest expense	103	21	220	79
Other (income)	(33)	(12)	(59)	(16)

Net (loss) income before income taxes	(1,175)	436	(1,856)	2,131
Income tax (benefit) expense	(67)	133	(47)	648

Net (loss) income	$(1,108)	$303	$(1,809)	$1,483

(Loss) income per common share:
Basic and diluted	$(0.13)	$0.04	$(0.21)	$0.17

Weighted average common shares outstanding:
Basic and diluted	8,837,778	8,500,000	8,610,949	8,500,000
SOURCE: Global Traffic Network, Inc.
KCSA Worldwide
Todd Fromer / Michael Gallo, 212-682-6300
tfromer@kcsa.com / mgallo@kcsa.com
or
Global Traffic Network
Scott Cody, 212-896-1255
scott.cody@globaltrafficnet.com
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